UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   November 2018

File No.   000-55295

Snipp Interactive Inc.

(Name of Registrant)

 530 Richmond St West, Rear Lower Level, Toronto, Ontario, Canada M5V 1K4

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

   FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

(Registrant)

Dated: December 5, 2018	By: /s/ “Jaisun Garcha” Jaisun Garcha, Chief Financial Officer

Exhibits:

99.1

News Release dated November 27, 2018

99.2

News Release dated November 28, 2018

99.3

Interim Financial Statements for the period ended September 30, 2018

99.4

Management Discussion and Analysis

99.5

Certification of Chief Executive Officer

99.6

Certification of Chief Financial Officer